UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2012

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes    ☒  No

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NEWS RELEASE Release Time IMMEDIATE Date 18 July 2012 Number 16/12 BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT FOR THE YEAR ENDED 30 JUNE 2012 This report covers the Group’s exploration and development activities for the June 2012 quarter. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years. Development BHP Billiton’s proven strategy to invest in large, long life, low cost, expandable, upstream assets, diversified by commodity, geography and market ensures we are well positioned to maintain strong momentum and returns in our major businesses, despite significant volatility in the external environment. In the 2012 financial year, six major projects delivered first production while a total investment commitment of US$7.5 billion (BHP Billiton share) enabled another eight major projects to move into execution. In addition, US$2.7 billion (BHP Billiton share) of pre-commitment funding was approved to further progress a series of development options. The six projects to deliver first production included: Western Australia Iron Ore (WAIO) Rapid Growth Project 5 (iron ore); Antamina Expansion and Escondida Ore Access (both copper); Worsley Efficiency & Growth (alumina); North West Shelf CWLH Life Extension (oil); and the RX1 Project (energy coal). The Antamina Expansion, Escondida Ore Access and RX1 projects will not be reported in future Exploration and Development Reports. The eight projects that moved into execution span the ferrous, non-ferrous and energy product groups and included: WAIO Orebody 24 (iron ore); Caval Ridge and Appin Area 9 (both metallurgical coal); Escondida Organic Growth Project 1 and Escondida Oxide Leach Area Project (both copper); North West Shelf Greater Western Flank-A (LNG); Cerrejon P40 Project and the Newcastle Third Port Project Stage 3 (both energy coal). During the June 2012 quarter, BHP Billiton announced approval of the Illawarra Coal Appin Area 9 project and pre-commitment funding of US$708 million (BHP Billiton share) for the Mad Dog Phase 2 project in the deepwater Gulf of Mexico (oil and gas). BHP Billiton’s Onshore US drilling and development expenditure totalled US$3.3 billion in the 2012 financial year.

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Petroleum projects				
Macedon (Australia) 71.43% Gas	1,050	CY13	200 million cubic feet gas per day.	On schedule and budget. The overall project is 71% complete.
Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	900	CY12[(a)]	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day.	On revised schedule and budget. The overall project is 97% complete.
Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	1,350	CY13	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day.	On revised schedule and budget. The overall project is 79% complete.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY13	2,500 million cubic feet gas per day.	On budget. Steady state production remains on track for CY13. The overall project is 94% complete.
North West Shelf Greater Western Flank-A (Australia) 16.67% LNG	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 15% complete.
Minerals projects				
Antamina Expansion (Peru) 33.75% Copper	435	Q1 CY12	Increases ore processing capacity to 130,000 tpd.	First production was achieved in Q1 CY12. The overall project is 92% complete.
Escondida Ore Access (Chile) 57.5% Copper	319	Q2 CY12	The relocation of the in-pit crushing and conveyor infrastructure provides access to higher grade ore.	First production was achieved in Q2 CY12. The overall project is 95% complete.
Escondida Organic Growth Project 1 (Chile) 57.5% Copper	2,207	H1 CY15	Replaces the Los Colorados concentrator with a new 152,000 tpd plant.	On schedule and budget. The overall project is 13% complete.
Escondida Oxide Leach Area Project (Chile) 57.5% Copper	414	H1 CY14	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	On schedule and budget. The overall project is 8% complete.
EKATI Misery Open Pit Project (Canada) 80% Diamonds	323	CY15	Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	On schedule and budget. The overall project is 26% complete.

BHP Billiton Exploration and Development Report for the year ended 30 June 2012 2

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
WAIO Jimblebar Mine Expansion (Australia) 96% Iron Ore	3,300[(b)]	Q1 CY14	Increases mining and processing capacity to 35 million tpa with incremental debottlenecking opportunities to 55 million tpa.	On schedule and budget. The overall project is 34% complete.
WAIO Port Hedland Inner Harbour Expansion (Australia) 85% Iron Ore	1,900[(b)]	H2 CY12	Increases total inner harbour capacity to 220 million tpa with debottlenecking opportunities to 240 million tpa.	On schedule and budget. The overall project is 59% complete.
WAIO Port Blending and Rail Yard Facilities (Australia) 85% Iron Ore	1,400[(b)]	H2 CY14	Optimises resource and enhances efficiency across the WAIO supply chain.	On schedule and budget. The overall project is 22% complete.
WAIO Orebody 24 (Australia) 85% Iron Ore	698	H2 CY12	Maintains iron ore production output from the Newman Joint Venture operations.	On schedule and budget. The overall project is 20% complete.
Samarco Fourth Pellet Plant (Brazil) 50% Iron Ore	1,750	H1 CY14	Increases iron ore pellet production capacity by 8.3 million tpa to 30.5 million tpa.	On schedule and budget. The overall project is 43% complete.
Daunia (Australia) 50% Metallurgical Coal	800	CY13	Greenfield mine development with capacity to produce 4.5 million tpa of export metallurgical coal.	On schedule and budget. The overall project is 56% complete.
Broadmeadow Life Extension (Australia) 50% Metallurgical Coal	450	CY13	Increases productive capacity by 0.4 million tpa and extends life of the mine by 21 years.	On schedule and budget. The overall project is 74% complete.
Hay Point Stage Three Expansion (Australia) 50% Metallurgical Coal	1,250[(b)]	CY14	Increases port capacity from 44 million tpa to 55 million tpa and reduces storm vulnerability.	On schedule and budget. The overall project is 45% complete.
Caval Ridge (Australia) 50% Metallurgical Coal	2,100[(b)]	CY14	Greenfield mine development and expansion of the Peak Downs Mine with capacity to produce 8.0 million tpa of export metallurgical coal.	On schedule and budget. The overall project is 37% complete.

BHP Billiton Exploration and Development Report for the year ended 30 June 2012 3

Project and ownership	Share of approved capex (US$m)	Initial production target date	Production capacity (100%)	Quarterly progress
Appin Area 9 (Australia) 100% Metallurgical Coal	845[c]	CY16	Maintains Illawarra Coal's production capacity with a replacement mining domain and capacity to produce 3.5 million tpa of metallurgical coal.	Approval announced. See News Release dated 22 June 2012.
RX1 Project (Australia) 100% Energy Coal	400	H2 CY12	Increases run-of-mine thermal coal production by approximately 4 million tpa.	First production was achieved in Q2 CY12, significantly ahead of schedule and on budget. The overall project is 85% complete.
Cerrejon P40 Project (Colombia) 33.3% Energy Coal	437	CY13	Increases saleable thermal coal production by 8 million tpa to approximately 40 million tpa.	On schedule and budget. The overall project is 35% complete.
Newcastle Third Port Project Stage 3 (Australia) 35.5% Energy Coal	367	CY14	Increases total coal terminal capacity from 53 million tpa to 66 million tpa.	On schedule and budget. The overall project is 43% complete.

Minerals exploration

Greenfield exploration continued on copper targets in South America, nickel and copper targets in Australia, and iron ore and potash in a number of regions globally.

Minerals exploration expenditure for the 2012 financial year was US$1.1 billion, of which US$0.9 billion was expensed.

Petroleum exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2012.

Well	Location	BHP Billiton equity	Status
Gunflint-3	Gulf of Mexico MC948	11.2% (Noble operator)	Drilling ahead
Ness Deep	Gulf of Mexico GC507	50% (Operator)	Drilling ahead
Julong East	Brunei Block CA-01	22.5% (Total operator)	Plugged and abandoned Hydrocarbons encountered
Jagus East	Brunei Block CA-01	22.5% (Total operator)	Plugged and abandoned Under evaluation
Tallaganda-1	Offshore Western Australia WA-351-P	55% (Operator)	Plugged and abandoned Hydrocarbons encountered
Banambu Deep	Offshore Western Australia WA-389-P	40% (Woodside operator)	Abandonment operations in progress Dry hole

BHP Billiton Exploration and Development Report for the year ended 30 June 2012 4

Petroleum exploration expenditure for the 2012 financial year was US$1.4 billion, of which US$0.7 billion was expensed. This included US$0.4 billion of exploration expenditure in our recently acquired Onshore US business. Permian Basin appraisal activities for the June 2012 quarter included the successful completion and testing of seven wells with commercial rates. Further success in the Permian Basin is expected to lead to an increase in development expenditure and an associated reduction in exploration expenditure. (a) Facilities ready for first production pending resolution of mercury content. (b) Excludes announced pre-commitment funding. (c) Approximately 50 per cent of the US$845 million investment will be capitalised. The 2012 financial year development and exploration expenditures are subject to finalisation. Further information on BHP Billiton can be found at: www.bhpbilliton.com Media Relations Investor Relations Australia Australia Antonios Papaspiropoulos James Agar Tel: +61 3 9609 3830 Mobile: +61 477 325 803 Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: Antonios.Papaspiropoulos@bhpbilliton.com email: James.Agar@bhpbilliton.com Kelly Quirke Andrew Gunn Tel: +61 3 9609 2896 Mobile: +61 429 966 312 Tel: +61 3 9609 3575 Mobile: +61 439 558 454 email: Kelly.Quirke@bhpbilliton.com email: Andrew.Gunn@bhpbilliton.com Fiona Martin United Kingdom and South Africa Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com Brendan Harris Tel: +44 20 7802 4131 Mobile: +44 7990 527 726 United Kingdom email: Brendan.Harris@bhpbilliton.com Ruban Yogarajah Tara Dines Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 Tel: +44 20 7802 7113 Mobile: +44 7825 342 232 email: Ruban.Yogarajah@bhpbilliton.com Email: Tara.Dines@bhpbilliton.com Deirdra McCracken Americas Tel: +44 20 7802 7462 Mobile: +44 7827 253 764 Email: Deirdra.S.McCracken@bhpbilliton.com Scott Espenshade Tel: +1 713 599 6431 Mobile: +1 713 208 8565 Americas email: Scott.Espenshade@bhpbilliton.com Jaryl Strong Tel: +1 713 499 5548 Mobile: +1 281 222 6627 email: Jaryl.Strong@bhpbilliton.com BHP Billiton Limited ABN 49 004 028 077 BHP Billiton Plc Registration number 3196209 Registered in Australia Registered in England and Wales Registered Office: 180 Lonsdale Street Registered Office: Neathouse Place Melbourne Victoria 3000 Australia London SW1V 1BH United Kingdom Tel +61 1300 55 4757 Fax +61 3 9609 3015 Tel +44 20 7802 4000 Fax +44 20 7802 4111 Members of the BHP Billiton Group which is headquartered in Australia BHP Billiton Exploration and Development Report for the year ended 30 June 2012 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 18, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary